September 29, 2005
VIA EDGAR AND FAX
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Flamel Technologies S.A.
Form 20-F for the fiscal year ended December 31, 2004
filed June 15, 2005
Commission File No. 000-28508
Dear Mr. Rosenberg:
We have reviewed the comments of the Staff, as set forth in its letter dated September 15, 2005, with respect to the above-referenced filing. Enclosed herewith are the Staff’s comments followed by our responses on behalf of Flamel Technologies S.A. (the “Company”).
Form 20-F – December 31, 2004
Consolidated Financial Statements, page F-1
3.      License, Research and Consulting Agreements, page F-13
Comment:
1.	Please explain to us why you did not disclose the research and development costs incurred under each contract for each of the operating periods presented. Please provide to us a disclosure type presentation of these amounts to help us better understand how these agreements affected your operations. Refer to paragraph 14(b) of SFAS 68.

Response:
The Company has disclosed under note 3 to its Consolidated Financial Statements (“License, Research and Consulting Agreements”), the terms of these agreements and revenues earned.
The nature of these agreements is such that the Company signs a licensing agreement the objective of which is to provide exclusive rights for the use of the Company’s patented technology and for its know-how. These rights are obtained for a specific geographical zone and particular active ingredient. The license agreement generally defines the conditions and characteristics of the research development program in order to obtain commercialization of the new product(s). The research programs are agreed between the Company and the partners prior to execution in terms of the activities to be executed and the resources allocated by the Company. The programs are funded by the partner and the Company has no obligation to repay the partner.
Research and development efforts can be either funded by partners, as discussed above, or funded internally. The internally funded research and development efforts are generally in the early stages of development and the Company will subsequently seek partners. Internal projects can benefit from the research and development efforts funded by partners and vice versa. Consequently, the Company believes that our research and development costs should be viewed as a whole.
Furthermore, our organization is such that the Company has a number of internal services that source both internal research programs and a variety of partnered sponsored research programs. These costs of such internal support services would need to be allocated across all projects which the Company believes would not provide the investors with any additional useful financial information given the fungible nature of our research and development efforts.
Based on the above comments, the Company believes that separate disclosure of the costs incurred by contract is not necessary for the investor to understand the effects on the financial statements.
SB Pharma Puerto Rico Inc. (GSK), page F-13
Comment:
2.	Please clarify for us the accounting treatment applied to the advances received from GSK. For instance, please explain how you recorded the receipt of the $5.8 million in advances. In addition, explain how the $1.6 million difference between the total amount received of $7.0 million and the $1.1 million recorded related to the facility related assets and the remaining advance of $4.3 million was reflected in your financial statements. Explain how you intend to treat equipment owned by GSK that will transfer over to you at the end of the term.

Response:
The advance received from GSK in 2004 in the amount of $6,960,331 was initially recorded as “Advance to Partners” as a short term liability. During the course of 2004 a total of $2,712,331 was paid to third party suppliers for the acquisition of equipment and facility related assets. Of the total amounts expended in 2004, $1,143,000 was spent on facility assets owned by the Company, $1,552,794 was spent on equipment owned by GSK and $16,537 on project expenses incurred on behalf of GSK. Equipment purchased is to be used for the manufacture and supply of product to GSK and is not to be used in conjunction with any Research and Development activities.
As the facility-related assets are owned by the Company, they were capitalized as fixed assets and are being depreciated over their estimated useful lives. The portion of the original funding received from GSK that was used to purchase the facility assets, $1,143,000 was then reclassified as a long-term liability and is being amortized through cost of sales in the same amounts as the depreciation recognized in each period. As equipment purchased with the funds received from GSK is owned by GSK, the Company has treated such purchases as an agency transaction and reduced the advance recorded for the purchases of $1,552,794. The $16,537 was expensed as incurred and the related advance was released to the income statement to offset the cost.
In the event that the Company breaches the supply agreement all advances are to be reimbursed to GSK and the Company will receive title to the equipment purchased. The breach of supply agreement provisions evidence normal performance expectations between two parties that enter into a contractual relationship. Furthermore, management considers the possibility of a breach of the supply agreement occurring as being remote given the size and strategic importance for the ongoing activities of the company and therefore has not recorded any contingent liability for the occurrence of this event.
Upon cessation of the regular supply agreement, GSK will pass title to all equipment to the Company without cost of any kind. If the equipment could be used by the Company in its operations at the time the equipment is transferred to the Company by GSK at the end of the term of the agreement and that the fair value was not impaired, the Company would capitalize the equipment at its then fair value and amortize the amount capitalized over its remaining useful life.

If you have any questions concerning this letter or if you would like additional information, please do not hesitate to call me at (212) 918-8270.

Very truly yours,
/s/ Amy Bowerman Freed
Amy Bowerman Freed

cc:	Ms. Keira Ino, Securities and Exchange Commission
Mr. Jim Atkinson, Securities and Exchange Commission
Mr. Stephen Willard, Flamel Technologies S.A.